Tommy Ross

October 4, 2012

Dear Chairman of the Board.

Premier Power Renewable Energy, Inc.

Attention: Dean Marks

This letter is to inform you that I must resign as member of Premier Power Renewable

Energy, Inc. (“PPRW”) Board of Directors, effective October 10, 2012.

I feel I have no choice but to step down for reasons previously communicated to you and members of the Board of Directors.

I wish Premier Power the best for the future as it seeks to reach its corporate goals. Please let me know if you have any questions.

Sincerely,

/s/ Tommy Ross

Tommy Ross